Points International Announces Completion of Bought Deal

TORONTO, June 11, 2008 – Points International Ltd. (TSX: PTS, OTCBB: PTSEF) – today announced the completion of the previously announced secondary and treasury public offering of its common shares.  Under the offering, Points Investments, Inc. (a subsidiary company of IAC/InteractiveCorp) sold 27,848,128 common shares of Points International, and Points International issued and sold 1,591,322 common shares, at Cdn.$1.65 to a syndicate of underwriters comprised of RBC Capital Markets, Jennings Capital, MGI Securities and Versant Partners, for aggregate gross proceeds of Cdn$48,575,093.

In connection with the offering, Points Investments exercised its right to convert the Series Two and Series Four preferred shares in the capital of Points International into 29,439,450 common shares of Points International and then, as previously agreed, surrendered 1,591,322 common shares to Points International for cancellation. As a result, the number of common shares of Points International outstanding on a fully diluted basis was not affected by the offering. The nominees of Points Investments to the board of Points International stepped down in anticipation of the completion of the offering.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under any state securities laws and may not be offered or sold in the United States, or to or for the account of U.S. persons absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs.  Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com
Corporate Site: http://www.pointsinternational.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
Anthony.lam@points.com	alex@blueshirtgroup.com
brinlea@blueshirt.com